Mogu Inc.

March 21, 2023

VIA EDGAR

Mr. Scott Stringer

Mr. Adam Phippen

Ms. Alyssa Wall

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

MOGU Inc.

Re:	Form 20-F for Fiscal Year Ended March 31, 2022

Response dated February 14, 2023

File No. 001-38748

Dear Mr. Stringer, Mr. Phippen, Ms. Wall and Ms. Peyser:

Mogu Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 7, 2023 regarding its annual report on Form F-20 (the “Form 20-F”) filed on July 15, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended March 31, 2023.

Annual Report on Form 20-F Filed on July 15, 2022

Item 3. Key Information

Permissions Required from the PRC Authorities for Our Operations, page 6

1.

We note that your proposed amended disclosure in response to comment 4 indicates that you and the VIEs are required to obtain permissions and approvals to operate the business and to offer securities to investors. Please revise to disclose each permission or approval you are required to obtain from PRC authorities to operate your business and to offer securities to foreign investors, and state whether you have received all such required permissions or approvals.

Response: The Company notes the Staff’s comment. The Company respectfully submits to the Staff that it relied on an opinion of counsel and in response to the Staff’s comment it will further revise the referenced disclosure under “Item 3. Key Information – Permissions Required from the PRC Authorities for Our Operations” at page 6 as illustrated below in underline –

“As to business operations, the Company has obtained permissions or approvals which are required to obtain as follows: Insurance Intermediary License, Commercial Performance License, Foreign Trade Operators Record Registration Form, Customs Import and Export Goods Receiver Record, Filing of Third-party Platform Providers for Online Food Sales in Zhejiang Province, Radio and Television Program Production and Operation License, ICP License(Value-added Telecommunication Business License of the People’s Republic of China), Internet Drug Information Service Qualification Certificate, Medical Device Network Transaction Service Third-party Platform Filing Certificate, Publication Network Trading Platform Service Operation Record Certificate, Network Culture Business License, Information System Security Level Protection Filing Certificate, National Internet Security Management Service Platform Networking Filing Information, EDI License(Value-added Telecommunication Business License of the People’s Republic of China), Food Business License, Information Network Communication Audiovisual Program License.

On December 28, 2021, the Cyberspace Administration of China, or CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On April 4, 2020, the CAC held a press conference and confined the above Operators to telecommunications, finance, national defense and other industries related to national security, which is not the main business we engaged in. Moreover, as of the date of this Annual Report, for entities that have been listed overseas before the implementation of the Measures of Cybersecurity Review rather than doing an initial public listing, the Measures of Cybersecurity Review do not clearly stipulate that such entities or their subsidiaries, as network platform operators, shall report to Cybersecurity Review Office for cybersecurity review, and also do not clearly stipulate that such entities or their subsidiaries shall obtain any permissions or approvals by the CAC. Based on the above-mentioned and other effective PRC laws and regulations as the date of this Annual Report, as advised by King & Wood Mallesons, our PRC legal counsel, none of us, the VIEs or its subsidiaries is required to conduct a cybersecurity review.

On February 17, 2023, the China Securities Regulatory Commission (the CSRC) published Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies which would take effect on March 31, 2023, and Notice on Filing Management Arrangements for Overseas Listings of Domestic Enterprises, which took effect immediately. Based on the above-mentioned laws and regulations, as of the date of this Annual Report, as advised by King & Wood Mallesons, our PRC legal counsel, the Company is an existing enterprise defined by the Measures and the Notice. An existing enterprise is not required to file with the CSRC immediately, and the filing shall be made as required if the Company involves refinancing and other filing matters in the future.

In addition, as advised by King & Wood Mallesons, our PRC legal counsel, as of the date of this Annual Report, except for the permissions and approvals mentioned above, we and the VIEs do not have to obtain any permissions or approvals from the PRC government authorities for our business operations in China. Also, as advised by our PRC legal counsel, none of us, our subsidiaries, the VIEs or its subsidiaries is required to obtain permissions or approvals from the CSRC, CAC or any other governmental agency to offer securities to investors. However, given the relevant laws and regulations and the enforcement practice by government authorities may change, in the future we may be required to obtain certain permissions and approvals to offer securities to investors.”

Transfers of Cash within the Group, page 11

2.

We note your proposed revised disclosure in response to comment 5 and your response that there are currently no restrictions and limitations imposed by the Hong Kong government which impact the ability to transfer cash from Hong Kong to outside of Hong Kong. Wherever you state that, to “the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government,” please amend your disclosure to also state that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

Response: The Company will revise the risk factor in response to the Staff’s comment as follows:

(i) add a seventh bullet point of Item 3 Key information D. Risk Factors – Summary of Risk Factors – Risks Relating to Our Corporate Structure on page 13 –

“We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. To the extent cash is located in the PRC [or Hong Kong] or within a PRC [or Hong Kong] domiciled entity and may need to be used outside of the PRC [or Hong Kong], the funds may not be available due to limitations placed on us by the PRC government.] Any limitation on the ability of our PRC [or Hong Kong] subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

(ii) revise the risk factor “We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares” of Item 3 Key information D. Risk Factors – Risks Relating to Our Corporate Structure on page 37 and the cross reference on page 85 –

“We may rely on dividends paid by our PRC [or Hong Kong] subsidiaries to fund cash and financing requirements. To the extent cash is located in the PRC [or Hong Kong] or within a PRC [or Hong Kong] domiciled entity and may need to be used outside of the PRC [or Hong Kong], the funds may not be available due to limitations placed on us by the PRC government.] Any limitation on the ability of our PRC [or Hong Kong] subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

“We are a holding company, and we may rely on dividends to be paid by our PRC [or Hong Kong] subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC, Hong Kong and the Cayman Islands. If our PRC [or Hong Kong] subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

“Our PRC [and Hong Kong] subsidiaries are permitted under the [respective] laws of the PRC [and Hong Kong] to provide funding to us through dividends without restriction on the amount of the funds, other than as limited by the amount of their distributable earnings. However, to the extent cash is in our the business is in PRC or in Hong Kong, or a PRC or Hong Kong entity ~~is in our PRC subsidiaries~~, there is a possibility that the funds may not be available to fund our operations or for other uses outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government on the ability to transfer cash. In addition, if any of our subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. See ‘Item 3. Key Information — D. Risk Factors — Risks Relating to Our Corporate Structure.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Yu Wang at yu.wang@hk.kwm.com or by telephone at +852 6386 1503.

Very truly yours,

/s/ Qi Chen
Qi Chen
Chairman of the board of the directors

cc:	Yu Wang, Esq.

King & Wood Mallesons